ISSUER FREE WRITING PROSPECTUS
Dated July 29, 2013

Filed Pursuant to Rule 433
Registration No. 333- 177563

AMERICAN REALTY CAPITAL GLOBAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Global Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 27, 2011, and the registration statement became effective on April 20, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated August 23, 2012, and as supplemented, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1526113/000114420412047892/v322341_424b3.htm;

http://www.sec.gov/Archives/edgar/data/1526113/000114420413023795/v342379_424b3.htm;

http://www.sec.gov/Archives/edgar/data/1526113/000114420413031407/v345956_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1526113/000114420413039618/v349991_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Investment News on July 26, 2013. The article reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman and Chief Executive Officer.

The article was not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the article, routinely publishes articles on business news. Investment News is not affiliated with the Company, and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Schorsch to close ARC V, bidding adieu to net-lease real estate deals

By Bruce Kelly

July 26, 2013

Nick Schorsch is bidding adieu — at least for now — to net-lease real estate, the sector that has been the backbone of his rise to dominance in the $10 billion-per-year nontraded real estate investment trust industry.

Mr. Schorsch, chief executive of REIT sponsor American Realty Capital, today informed broker-dealers who sell his REITs that in two months, he plans to end sales of American Realty Capital Trust V Inc., the latest in a series of nontraded REITs that bought net-lease properties. And after ARC V, as it's known in the industry, closes to sales Sept. 18, there will be not an ARC VI, Mr. Schorsch said.

“Net lease is great right now, but we don't know what's going to happen in 2014,” he said in an interview. American Realty Capital likely will take a break on creating and selling net-lease REITs for at least a year, and may wait as long as three years to bring a new net-lease offering to the market, he said.

“It's better to hold net-lease assets when the economy heats up,” he said.

The market has become wary of investing in net-lease real estate, with the specter of rising interest rates driving most of those fears. LPL Financial LLC, in a white paper circulated to advisers last month, focused on concerns from net-lease real estate, stating: “Valuations within the triple net segment of the market may be more stretched (than the overall real estate market), and the group has considerable exposure to rising interest rates.”

Net lease is a term in real estate that calls for the tenant to pay most of the costs associated with maintaining the property it leases, such as taxes, insurance, repairs and upkeep.

“Just as the various sectors of the fixed-income market react differently to changes in rates based on duration and credit quality, the same is true for the various sectors of real estate,” the LPL white paper said. “Net lease is one of the sectors that can be viewed as most sensitive to rate hikes.”

American Realty Capital has dominated nontraded REIT sales the past couple years.

Nontraded-REIT sales reached $7.8 billion in the first half of this year, an increase of 68.2% from last year, according to investment bank Robert A. Stanger & Co. Inc. American Realty Capital was responsible for 39.2% of all nontraded-REIT sales in the first half of 2013, according to Stanger.

Investors have bought $630 million of ARC V since it opened in April. In total, the REIT will raise $1.7 billion from investors. Mr. Schorsch said that giving advisers and investors two months' notice of the REIT's cutoff of new sales would help make the closure of the REIT as orderly as possible, particularly for investors with retirement accounts.